YEAR ENDED MARCH 31, 2010

MANAGEMENT'S DISCUSSION AND ANALYSIS

AMARC RESOURCES LTD.
YEAR ENDED MARCH 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

AMARC RESOURCES LTD.
YEAR ENDED MARCH 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1        Date

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements of Amarc Resources Ltd. ("Amarc", or the "Company") for the year ended March 31, 2010, which are publicly available on SEDAR at www.sedar.com.

This MD&A is prepared as of July 7, 2010. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

1.2        Overview

Amarc is focused on mineral exploration in south-central British Columbia ("BC"). It is the aim of the Company to discover and develop a bulk-tonnage gold-copper deposit that has the potential to deliver both substantial growth and value to the Company.

In order to achieve its objective, the Company has assembled a capable and experienced mineral exploration team.

Through its property evaluation efforts, Amarc has acquired, by option agreement, the Newton gold-copper property located in south-central BC. In late 2009, the Company completed a successful discovery drill program at Newton. In addition, Amarc has acquired, by staking, a 100% interest over approximately 3,300 square kilometres in the prospective Plateau Gold-Copper Belt, which extends both to the south and to the northwest from the Newton property.

AMARC RESOURCES LTD.
YEAR ENDED MARCH 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Figure 1. Location of Amarc's Newton project.

The Newton Property

The Newton property is located approximately 110 kilometres southwest of the City of Williams Lake, BC (see Figure 1). Core drilling by previous operators at the Newton property tested for porphyry-style copper mineralization and, in general, returned low grade copper results. However, four drill holes (06-12, 06-03, 92-04 and 06-11), positioned on the easternmost part of the area drilled, intercepted 105 metres of 1.20 g/t gold (including 49 metres at 2.33 g/t gold), 95 metres at 0.51 g/t Au, 60 meters of 0.69 g/t gold and 46 meters of 0.54 g/t gold, respectively. Holes 06-12 and 06-03 also bottomed in mineralization. Geological interpretation by Amarc suggests the presence of a bulk-tonnage gold environment.

An initial 14-hole diamond drill program completed by Amarc in late 2009 returned broad continuous intervals of bulk-tonnage style gold, silver, copper and zinc mineralization. Significant assay results from drill hole sampling are tabulated below. The gold system remains open in all directions.

AMARC RESOURCES LTD.
YEAR ENDED MARCH 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

NEWTON PROJECT
ASSAY RESULTS FROM 14-HOLE, 2009 DRILL PROGRAM

Drill Hole ID	Incl.	Hole Dip (degrees)	Hole Direction (degrees)	From (m)	To (m)	Int. (m)	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	AuEQ[1] (g/t)
9001		-45	90	3.0	39.0	36.0	0.60	0.9	0.01	0.00	0.63
9001		-45	90	228.0	297.0	69.0	1.41	10.9	0.12	0.05	1.85
9001	incl.	-45	90	233.1	234.0	0.9	11.19	22.2	0.21	0.87	12.49
9001	incl.	-45	90	252.8	297.0	44.2	1.74	15.9	0.17	0.02	2.34
9001		-45	90	441.0	477.0	36.0	0.34	0.6	0.03	0.01	0.42
9002		-90	0	222.0	255.2	33.2	0.96	2.8	0.07	0.01	1.16
9002	incl.	-90	0	234.0	252.0	18.0	1.10	3.3	0.09	0.01	1.33
9003		-90	0	3.0	224.5	221.5	0.60	5.6	0.07	0.08	0.87
9003	incl.	-90	0	18.0	39.0	21.0	0.71	2.3	0.01	0.00	0.77
9003	incl.	-90	0	96.0	224.5	128.5	0.84	8.9	0.10	0.13	1.26
9003	and	-90	0	156.0	198.0	42.0	1.25	16.8	0.20	0.11	1.98
9004		-90	0	6.0	195.0	189.0	1.56	7.9	0.08	0.17	1.95
9004	incl.	-90	0	54.0	195.0	141.0	2.01	10.0	0.10	0.22	2.49
9004	and	-90	0	96.0	195.0	99.0	2.76	12.2	0.12	0.26	3.36
9004	and	-90	0	126.0	195.0	69.0	3.79	9.1	0.08	0.30	4.26
9004	and	-90	0	129.0	132.0	3.0	13.47	14.4	0.17	0.12	14.10
9004	and	-90	0	168.9	195.0	26.1	5.54	12.5	0.07	0.31	6.08
9005		-90	0	12.0	27.0	15.0	0.32	1.4	0.04	0.02	0.43
9005		-90	0	41.0	54.0	13.0	0.44	4.4	0.06	0.30	0.81
9005		-90	0	76.0	163.2	87.2	0.50	7.1	0.03	0.55	1.01
9005	incl.	-90	0	88.0	89.0	1.0	16.56	221.6	0.30	2.55	22.38
9005		-90	0	279.0	303.0	24.0	0.34	0.8	0.07	0.01	0.48
9006		-90	0	9.0	306.5	297.5	0.26	2.3	0.03	0.13	0.44
9006	incl.	-90	0	78.0	192.2	114.2	0.32	3.7	0.03	0.25	0.60
9006	incl.	-90	0	264.0	306.5	42.5	0.43	0.6	0.05	0.01	0.53
9007		-90	0	48.0	252.0	204.0	0.33	4.5	0.05	0.11	0.57
9007	incl.	-90	0	48.0	66.0	18.0	0.49	1.9	0.04	0.02	0.60
9007	incl.	-90	0	135.0	216.0	81.0	0.46	8.0	0.07	0.20	0.85
9007	and	-90	0	183.0	216.0	33.0	0.62	13.4	0.12	0.16	1.17
9008		-90	0	18.0	42.0	24.0	0.44	6.4	0.07	0.07	0.73
9008		-90	0	123.7	129.0	5.3	0.44	8.0	0.08	0.44	1.00
9009		-90	0	15.0	147.9	132.9	0.25	5.9	0.02	0.28	0.55
9009	incl.	-90	0	66.0	114.0	48.0	0.36	6.3	0.02	0.28	0.68
9010		-90	0	35.4	189.0	153.6	0.29	3.0	0.03	0.23	0.52
9010	incl.	-90	0	35.4	69.0	33.6	0.52	3.2	0.05	0.06	0.72
9011		-90	0	83.4	207.0	123.6	0.44	2.3	0.04	0.11	0.62
9011	incl.	-90	0	149.0	207.0	58.0	0.60	2.4	0.04	0.06	0.75
9011	and	-90	0	186.0	207.0	21.0	1.13	2.9	0.05	0.01	1.28
9012	No reportable intercepts
9013	No reportable intercepts
9014		-90	0	72.0	210.0	138.0	0.74	4.2	0.06	0.05	0.95
9014	incl.	-90	0	147.0	210.0	63.0	1.17	6.8	0.08	0.05	1.47
9014	and	-90	0	168.0	207.0	39.0	1.45	6.5	0.10	0.06	1.79
9014	and	-90	0	204.0	207.0	3.0	11.70	50.8	0.45	0.06	13.44

Gold equivalent (AuEQ) is calculated using a gold price of US$900/oz, a silver price of US$15/oz, a copper price of US$2.50/lb and a zinc price of US$0.80/lb. Metal recoveries are assumed to be 100%.

AMARC RESOURCES LTD.
YEAR ENDED MARCH 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

The most intensively developed mineralization includes disseminated sulphides, and appears to be preferentially localized within pervasively altered volcaniclastic and epiclastic rocks units. These host rocks are characterized by both a high permeability and an anticipated wide geographic distribution – features that are representative of a permissive environment for bulk-tonnage style mineralization.

Exploration work in 2010 is aimed at confirming the dimensions and orientation of the mineralized system at Newton. Induced polarization ("IP") geophysical and soil sampling surveys, together with geological mapping are underway on the property. The results of these exploration works will be combined with information from the 2009 drill program and historical data in order to define the 2010 drill targets. The permit application submitted to the BC provincial government in December 2009 for a 25-hole diamond drill program has been approved.

Newton Property Agreement

In June 2009, Amarc entered into an Option and Joint Venture Agreement (the "Newton Agreement") with New High Ridge Resources Inc. ("High Ridge") on the Newton property. Under the terms of the Newton Agreement, Amarc has the right to earn an 80% interest in the Newton property by making a $60,000 cash payment (paid) and issuing 100,000 Amarc shares (issued) to the underlying owners, funding $240,000 in exploration expenditures on or before December 31, 2009 (completed) and funding an additional $4.7 million in exploration expenditures over seven years from the effective date of the agreement. On exercise of the option by Amarc, the two parties will enter into a joint venture agreement. The Newton Agreement is subject to an underlying option agreement and accompanying amending agreements with arm's length parties. Pursuant to these underlying agreements, High Ridge has acquired a 100% undivided interest in all claims held under the underlying agreement through a series of staged payments, share issuances and exploration expenditures. The claims held under the Newton Agreement are subject to a 2% net smelter royalty, which may be purchased for $2 million. Advance annual royalty payments of $25,000 are required, starting in 2011.

The Plateau Gold-Copper Belt

Amarc has staked approximately 3,300 square kilometres of additional minerals claims over the under-explored and prospective Plateau Gold-Copper Belt. The belt extends primarily to the south, and also to the north, from the Newton property. The Plateau Gold-Copper Belt claims are owned 100% by Amarc. Public domain information indicates that the region has favourable geology and geochemistry for Newton-style gold deposits and porphyry gold-copper deposits. Amarc’s ground, to the south of Newton, is bordered on the west by the advanced permitting-stage Prosperity gold-copper project. The Prosperity deposit is one of the largest known porphyry deposits in BC, containing 4.2 billion pounds of copper and 11 million ounces of copper in 830 million tonnes of proven and probable reserves grading 0.43 g/t gold and 0.22% copper at a C$5.50 NSR/t cut-off (Taseko Mines Limited).

Amarc has completed a 7,000 line ZTEM (Z-axis Tipper Electromagnetic system) kilometre airborne geophysical survey over the Newton property, other regional anomalies and the sector of the Plateau Gold-Copper Belt that extends south of the Newton property. The ZTEM technology is an innovative airborne electromagnetic system that provides unparalleled resolution and depth of investigation and can detect conductors more than one kilometre below surface. High-sensitivity magnetometry data is collected concurrently. The geophysical signatures of the Newton mineralization and other known mineral occurrences in the region have been established, and Amarc is utilizing this comparative data to assist in the definition of previously unrecognized targets within the belt.

AMARC RESOURCES LTD.
YEAR ENDED MARCH 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Initial field evaluation, including prospecting, soil sampling and IP geophysical surveys, is underway on priority targets. The results of these exploration works will allow the prioritization of targets for drill testing.

The Newton Property and the Plateau Gold-Copper Belt are located near the City of Williams Lake, a full service regional centre which is approximately 250 kilometres northeast of Vancouver. The region is characterized by low-lying and gently rolling hills. It is well served by existing transportation and power infrastructure, supporting a number of operating mines and late-stage development projects. These include the Gibraltar copper-molybdenum mine (Proven and Probable Reserves of 472 million tonnes grading 0.315 % copper and 0.008 % molybdenum, Taseko Mines Limited) that has been in operation since 1973, the Mount Polley copper-gold mine (Proven and Probable Reserves of 46.2 million tonnes grading 0.34 % copper, 0.29 g/t gold and 0.95 g/t Ag, Imperial Metals Corp.) that commenced production in 2008, and late-stage development projects – notably the Prosperity gold-copper project described above.

The Pinchi Property

Amarc has terminated the Pinchi Property Option Agreement with Lysander Minerals Corp. The Company has relinquished all interest in the Pinchi property in order to focus its efforts on the Newton project and the adjacent Plateau Gold-Copper Belt.

The Sitlika Copper-Zinc Belt

Amarc has ceased all exploration activities along the Sitlika Belt in north-central BC in order to focus on the Newton project and the adjacent Plateau Gold-Copper Belt. The Sitlika Belt had been targeted for its potential to host volcanogenic massive sulphide deposits. Approximately $6.9 million was spent on exploration of the Sitlika Belt and targeted properties within the belt between 2007 and 2009. The Company’s land position along the Sitlika Belt has also been reduced to approximately 217 square kilometres.

Other BC Agreements

The Tulox Property Agreement

The Tulox property is located in the Cariboo region and comprises an area of 252 square kilometres that was acquired over the period of 2005 to 2007. The Tulox property is underlain by Mesozoic volcanic and sedimentary rocks that have been intruded by Mesozoic intrusive rocks. These rocks have been overlain by Cenozoic volcanic and pyroclastic rocks. The Tulox property hosts gold and gold indicator element anomalies.

In April 2009, Amarc entered into an option agreement with Tulox Resources Inc. ("Tulox", formerly named Sitec Ventures Corp.) on the Tulox Property. Tulox can acquire a 100% interest in the Tulox Property by making a cash payment of $10,000, expending $2,000,000 on the Tulox Property and issuing 2,700,000 common shares over four years. Tulox has made a $10,000 cash payment and issued 250,000 common shares to date. Upon preparation of a Preliminary Assessment or a Prefeasibility Study, Amarc may exercise a one-off Back-In Right to obtain 60% interest in the Tulox Property by completing an additional $10 million in Mineral Exploration Expenditures on the Property. The Tulox Property is subject to a 3% net smelter royalty, which is reduced to 1.2% in the event that the Back-In Right is exercised by Amarc.

AMARC RESOURCES LTD.
YEAR ENDED MARCH 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Other Property Interests – BC, Yukon, Saskatchewan

The AA Agreement with an arm's length party, through which the Company retained a 1.5% net smelter royalty interest in the AA property, located in BC, has lapsed. No further work is planned on the AA property.

Amarc also has a 5% net profits interest ("NPI") in the 46 mineral claims that comprise the Ana Property in Yukon, and a 2.5% NPI in a mineral lease over the Mann Lake Property in Saskatchewan. The Company has no plans to undertake any programs on either of these properties in 2010.

Market Trends

Although there has been periodic volatility in the gold market, the average annual price has increased for the past four years. The average gold price in 2008 was approximately US$872/oz. In response to the global economic uncertainty that began in mid 2008, gold prices were strong in 2009, with prices ranging from US$802/oz in early January to US$1,200/oz in early December and averaging US$974/oz for the year.

Gold prices remain strong in 2010. The average price to early July 2010 is US$1,156/oz.

Copper prices increased significantly between late 2003 and mid 2008, and then declined in late 2008. The average price in 2008 was approximately US$3.16/lb. Prices in 2009 ranged from US$1.39/lb in early January to US$3.33/lb at year end, and averaged US$2.34/lb for the year.

Copper prices generally remain strong in 2010, with a slight weakening to range between US$2.80/lb and US$3.05/lb since mid-May. The average price in 2010 to the date of this report is US$3.23/lb.

AMARC RESOURCES LTD.
YEAR ENDED MARCH 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3        Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in Canadian dollars.

	As at March 31
	2010	2009	2008
Current assets	$4,650,024	$3,372,621	$7,963,247
Mineral property interests	2	4	4
Equipment	37,863	54,091	20,369
Total assets	4,687,889	3,426,716	7,983,620

Current liabilities	32,999	33,339	225,144
Shareholders' equity	4,654,890	3,393,377	7,758,476
Total shareholders' equity & liabilities	4,687,889	3,426,716	7,983,620

Working capital	$4,617,025	$3,339,282	$7,738,103

	Years ended March 31
	2010	2009	2008
Expenses (Income)
Amortization	$16,228	$21,704	$5,092
Exploration	3,195,315	4,619,185	3,066,939
Legal, accounting and audit	36,289	37,120	55,162
Management and consulting	23,241	58,464	48,795
Office and administration	153,518	178,078	183,842
Salaries and benefits	311,512	208,906	257,060
Shareholder communication	103,538	122,932	72,860
Travel and conference	48,493	53,960	96,425
Trust and filing	59,138	25,915	26,903
Foreign exchange loss (gain)	39,576	(218,818)	138,026
Interest and other (income)	(23,688)	(309,149)	(315,812)
Tax relating to flow-through shares	–	80,809	–
(Gain) on sale of equipment	–	(14,007)	–
Subtotal	3,963,160	4,865,099	3,635,292
Stock-based compensation expense (recovery)	138,385	244,061	–
(Gain) on sale of marketable securities	–	–	(68,992)
Net loss for the year	$4,101,545	$5,109,160	$3,566,300
Other comprehensive (income) loss:
Unrealized loss on marketable securities	2,625	–	–
Total comprehensive loss	$4,104,170	$5,109,160	$3,566,300

Basic and diluted loss per share	$0.05	$0.07	$0.06

Weighted average number of common shares outstanding	75,376,733	68,465,500	63,343,763

AMARC RESOURCES LTD.
YEAR ENDED MARCH 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4        Summary of Quarterly Results

Expressed in thousands of Canadian dollars, except per-share amounts. Small differences are due to rounding.

	Mar 31	Dec 31	Sept 30	June 30	Mar 31	Dec 31	Sept 30	June 30
	2010	2009	2009	2009	2009	2008	2008	2008
Current assets	$4,650	$4,082	$2,931	$3,023	3,373	2,025	4,054	6,697
Other assets	38	42	46	49	54	60	65	90
Total assets	4,688	4,124	2,977	3,072	3,427	2,085	4,119	6,787

Current liabilities	33	362	683	67	34	132	1,040	498
Shareholders' equity	4,655	3,762	2,294	3,005	3,393	1,953	3,079	6,289
Total liabilities & shareholders' equity	4,688	4,124	2,977	3,072	3,427	2,085	4,119	6,787

Working capital	4,617	3,720	2,248	2,956	3,339	1,893	3,014	6,199

Expenses
Amortization	4	4	3	6	6	6	6	4
Exploration	823	1,638	790	196	301	1,515	2,974	1,264
Tax credits received	–	–	(252)	–	(1,435)	–	–	–
Legal, accounting and audit	23	2	5	6	31	2	(4)	8
Management and consulting	23	1	–	–	2	17	28	12
Office and administration	43	23	46	41	35	39	50	55
Salaries and benefits	108	25	73	106	(97)	107	123	76
Shareholder communication	47	13	25	18	(78)	44	96	61
Travel and conference	31	5	7	6	9	8	18	18
Trust and filing	46	6	7	1	10	9	5	1
Subtotal	1,148	1,717	704	380	(1,217)	1, 747	3,297	1,500
Foreign exchange loss (gain)	–	(3)	30	13	(6)	(177)	(41)	5
Gain on disposal of equipment	–	–	–	–		–	(14)	–
Interest income	(5)	(4)	(12)	(4)	(232)	(9)	(32)	(36)
Tax related to flow-through financing	–	–	–	–	16	65	–	–
Subtotal	1,143	1,710	722	389	(1,440)	1,626	3,211	1,469
Stock-based compensation	(42)	125	22	33	39	11	194	–
Net loss (gain) for the period	1,101	1,835	744	422	(1,401)	1,637	3,405	1,469
Unrealized loss (gain) on available-for-sale marketable securities	3	(5)	5	–	–	–	–	–
Comprehensive loss (income) for the period	$1,104	$1,830	$749	$422	$(1,401)	$1,637	$3,405	$1,469

Basic and diluted net loss (profit) per share	$0.01	$0.03	$0.01	$0.01	$(0.02)	$0.02	$0.05	$0.02

Weighted average number of common shares outstanding (thousands)	83,288	72,839	72,783	72,739	70,684	67,848	67,739	67,739

AMARC RESOURCES LTD.
YEAR ENDED MARCH 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5        Results of Operations

The net loss for the year ended March 31, 2010 decreased to $4,101,545 compared to a net loss of $5,109,160 for the previous year. The decrease in loss was mainly due to a decrease in exploration expenditures in the current year compared to the previous year.

During the year ended March 31, 2010, the Company received BC mineral exploration tax credits ("METC–BC") in the amount of $252,086, compared to receipts totaling $1,435,072 in the previous year (see section 1.7 below). These amounts were credited to "exploration expenses" in the statement of operations.

Exploration expenses, before METC–BC, decreased to $3,447,401 in the fiscal year 2010, compared to $6,054,257 in the previous year. The major exploration expenditures during the year were geological (2010 – $1,754,542; 2009 – $2,535,996), drilling (2010 – $670,306; 2009 – $806,590), assay and analysis (2010 – $251,569; 2009 – $596,349), transportation (2010 – $118,161; 2009 – $600,495), site activities (2010 – $255,047; 2009 – $489,674) and environmental (2010 – $108,366; 2009 – $15,475).

The major administrative costs during the year were salaries and benefits (2010 – $311,512; 2009 – $208,906), office and administration (2010 – $153,518; 2009 – $178,078), conference and travel (2010 – $48,493; 2009 – $53,960), management and consulting (2010 – $23,241; 2009 – $58,464), and shareholder communication (2010 – $103,538; 2009 – $122,932).

Stock-based compensation expense of $138,385 was charged to operations during fiscal 2010, compared to $244,061 for fiscal 2009. This is mainly due to the amortization of a greater number of options granted in fiscal 2009.

A foreign exchange loss of $39,576 was recorded during the year ended March 31, 2010, compared to a gain of $218,818 in the previous year. The loss during the current year is primarily attributable to the Company’s US dollar denominated financial assets mainly held in cash and cash equivalents and due to appreciation of Canadian dollar against the US dollar. At March 31, 2010 the Company held approximately US$100,000 (2009 – US$100,000).

During the current year, interest income decreased to $23,688, compared to $309,149 in the previous year. Interest income in the previous year was substantially higher than the current year mainly due to interest on the mineral exploration tax credit received in the previous year.

1.6        Liquidity

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company has issued common share capital in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

At March 31, 2010, the Company had working capital of approximately $4.6 million, compared to working capital of $3.3 million at March 31, 2009. The Company's current working capital is sufficient to fund its known commitments.

AMARC RESOURCES LTD.
YEAR ENDED MARCH 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company will continue to advance its exploration projects by finding the right balance between advancing the projects and preserving its cash.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations.

Development of any of the Company's mineral properties will require additional equity and possibly debt financing. As the Company is an exploration stage company, it does not have revenues from operations and, except for interest income from its cash and cash equivalents, the Company relies on equity funding for its continuing financial liquidity.

Operating activities

Cash used in operating activities was $3,895,475 in fiscal year 2010, compared to $5,180,762 for the previous year. Cash used in operating activities was attributable primarily to exploration programs carried out on its British Columbia mineral properties. The Company anticipates continuing to use its cash to carry out its exploration programs.

Investing activities

Cash provided by investing activities was $34,148 in the fiscal year 2010, compared to cash used for investing activities of $74,097 in the previous year. Cash provided by investing activities during the current year represents the proceeds from sale of equipment. Cash outflow from investing activities in the prior year resulted from the purchase of equipment.

Financing activities

Cash inflows from financing activities were $5,210,298 in fiscal year 2010, compared to $500,000 for the previous year. Cash flows from financing activities were attributable to cash received from private placement.

Requirement for financing

Development of any of the Company's mineral properties will require additional equity and possibly debt financing. As the Company is an exploration stage company, it does not have revenues from operations and, except for interest income from its cash and cash equivalents, the Company relies on equity funding for its continuing financial liquidity.

1.7        Capital Resources

The Company has no lines of credit or other sources of financing which have been arranged but are as yet unused.

The Company received $252,086 in cash from the BC METC program in 2010, compared to receipts totaling $1,435,072 in the previous year. The METC initiative was introduced by the BC Government to stimulate new economic activity in the province and includes an enhanced credit for mineral exploration in areas affected by the mountain pine beetle infestation.

The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

AMARC RESOURCES LTD.
YEAR ENDED MARCH 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.8        Off-Balance Sheet Arrangements

None.

1.9        Transactions with Related Parties

The required disclosure is provided in note 9 of the accompanying audited financial statements as at and for the year ended March 31, 2010.

1.10      Fourth Quarter

The net loss for the fourth quarter of fiscal 2010 was $1,148,000, compared to a net loss of $1,717,000 in the third quarter of the year.

Exploration expenses decreased to $823,000 in the fourth quarter of 2010 from $1,638,000 in the third quarter of the same year due to the timing of exploration expenses.

Salaries and benefits increased to $108,000 from $25,000 in third quarter of the same year.

1.11      Proposed Transactions

There are no proposed transactions requiring disclosure under this section.

1.12      Critical Accounting Estimates

Not required. The Company is a venture issuer.

1.13      Changes in Accounting Policies including Initial Adoption

The required disclosure is provided in note 4 of the accompanying audited financial statements as at and for the year ended March 31, 2010.

1.14      Financial Instruments and Other Instruments

The required disclosure is provided in note 11 of the accompanying audited financial statements as at and for the year ended March 31, 2010.

1.15      Other MD&A Requirements

Additional information relating to the Company is available on SEDAR at www.sedar.com.

AMARC RESOURCES LTD.
YEAR ENDED MARCH 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.1    Additional Disclosure for Venture Issuers without Significant Revenue

(a) capitalized or expensed exploration and development costs;

The required disclosure is presented as a schedule to the audited consolidated financial statements for the year ended March 31, 2010.

(b) expensed research and development costs;

Not applicable.

(c) deferred development costs;

Not applicable.

(d) general and administration expenses; and

The required disclosure is presented in the consolidated statements of operations.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d);

None.

1.15.2    Disclosure of Outstanding Share Data

The following table details the share capital structure as at July 7, 2010, the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

		Exercise
	Expiry date	price	Number
Common shares			83,839,473
Warrants	February 9, 2011	$0.10	5,000,000
Options	July 19, 2011	$0.70	1,605,200
Options	April 28, 2012	$0.70	70,000
Options	March 30, 2013	$0.51	50,000

1.15.3    Internal Controls over Financial Reporting and Disclosure Controls

Internal Controls over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

AMARC RESOURCES LTD.
YEAR ENDED MARCH 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company's management so that decisions can be made about timely disclosure of that information.

1.16      International Financial Reporting Standards ("IFRS")

Management of the IFRS Convergence Project

The Company is evaluating its overall readiness to transition from Canadian GAAP to IFRS including the readiness of its staff, Board of Directors, Audit Committee and auditors.

The IFRS convergence project consists of three primary phases, which in certain cases will occur concurrently as IFRS is applied to specific areas:

Phase 1 – Initial Scoping and Impact Assessment Analysis: to isolate key areas that will be impacted by the transition to IFRS. This phase is currently in progress.

Phase 2 – Evaluation and Design: to identify specific changes required to existing accounting policies, information systems and business processes, together with an analysis of policy alternatives allowed under IFRS and development of draft IFRS financial statements.

Phase 3 – Implementation and Review: to execute the changes to information systems and business processes, completing formal authorization processes to approve recommended accounting policy changes and training programs across the Company's finance and other staff, as necessary. This will culminate in the collection of financial information necessary to compile IFRS compliant financial statements, including embedding IFRS principles in business processes, and Audit Committee review and approval of the financial statements.

IFRS 1 – First Time Adoption of International Financial Reporting Standards

IFRS 1, First-time Adoption of International Financial Reporting Standards ("IFRS 1"), sets forth guidance for the initial adoption of IFRS. Commencing for the period ending on June 30, 2011, being the first quarter of the 2012 fiscal year, the Company will restate its comparative fiscal 2011 financial statements for annual and interim periods to be consistent with IFRS. In addition, the Company will reconcile equity and net earnings from the then-previously reported fiscal 2011 Canadian GAAP amounts to the restated 2011 IFRS amounts.

IFRS generally requires that first-time adopters retrospectively apply all IFRS standards and interpretations in effect as at the first annual reporting date. IFRS 1 provides for certain mandatory exceptions and certain optional exemptions to this general principle.

The Company anticipates using the following IFRS 1 optional exemptions:

  to apply the requirements of IFRS 3, Business Combinations, prospectively from the Transition Date;

AMARC RESOURCES LTD.
YEAR ENDED MARCH 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

  to apply the requirements of IFRS 2, Share-based Payments, to equity instruments granted which had not vested as of the Transition Date;
  to elect not to comply with IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities, for changes in such liabilities that occurred before the Transition Date.

Changes to estimates previously made are not permitted. The estimates previously made by the Company under Canadian GAAP will not be revised for application of IFRS except where necessary to reflect any changes resulting from differences in accounting policies.

Other IFRS Considerations

The conversion to IFRS will impact the way the Company presents its financial results. The first financial statements prepared using IFRS, the Company's interim financial statements for the three months ending on June 30, 2011, will include extensive notes disclosing transitional information and disclosure of all new, IFRS-compliant, accounting policies.

The Company has obtained an understanding of IFRS from intensive hands-on training of its finance personnel. Our finance personnel include employees who have experience in preparing financial statements under IFRS.

The Company is currently evaluating the impact of the conversion on its accounting systems and has not determined whether significant changes to its accounting systems are required.

In addition, the Company will evaluate its internal and disclosure control processes as a result of its conversion to IFRS, assess the impacts of adopting IFRS on its contractual arrangements to identify any material compliance issues such as its debt covenants and other commitments and consider the impacts the transition will have on its internal planning process and compensation arrangements.